AMMEDMENT TO PROMISSORY NOTE

Whereas, Internal Fixation Systems and AHA Holdings, LLC of 5866 SW 107 Avenue,are parties to a Promissory note wherein AHA Holdings is Holder of a Note for $100,000.

The Note calls for the full amount to be repaid upon the Closing of a Transaction. Section 1.1 calls for the Note to be repaid in full by December 15, 2010 if the transaction is not consummated by November 30, 2010.

The Parties agree to extend the term of this provision for an additional 6 months and therefore agree to amend this provision of the Note to read, "If the Proposed Transaction does not occur before May 31, 2011, the Principal and any accrued interest shall be due and payable on June 15, 2011."

The remainder of the Note shall remain unchanged

INTERNAL FIXATION SYSTEMS

Stephen Dresnick, MD
President/CEO

Date: 12/11/2010

AHA HOLDINGS